As filed with the Securities and Exchange Commission on May 2, 2005

Registration No. 333

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-3

REGISTRATION STATEMENT

Under the Securities Act of 1933

PATH 1 NETWORK TECHNOLOGIES INC.

(Exact name of Registrant as specified in its charter)

Delaware	000-30928	13-3989885
(State or Other Jurisdiction of Incorporation or Organization)	Commission File Number	(I.R.S. Employer Identification No.)

6215 Ferris Square, Suite 140, San Diego, California 92121 (858) 450-4220

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

John R. Zavoli

President and Chief Executive Officer

6215 Ferris Square, Suite 140, San Diego, California 92121 (858) 450-4220

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copy to:

Hayden J. Trubitt, Esq.

Heller Ehrman LLP

4350 La Jolla Village Drive, 7th Floor

San Diego, California 92122-1246

Telephone: (858) 450-8400

Facsimile: (858) 450-8499

Approximate date of commencement of proposed sale to the public:

As soon as practicable after this Registration Statement becomes effective.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering:  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box:  ☐

CALCULATION OF REGISTRATION FEE

Title of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share(2)	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee
Common Stock, $0.001 par value	1,650,000	$4.93	$8,134,500	$957.44

(1)	Includes 435,771 shares issuable to the selling stockholders upon exercise of warrants for the purchase of shares of the Registrant’s Common Stock, 792,306 shares of the Registrant’s Common Stock issuable to the selling stockholders upon conversion of outstanding shares of Series B 7% Convertible Preferred Stock, 261,923 shares of the Registrant’s Common Stock that may be issued in lieu of cash as dividends on shares of Series B 7% Convertible Preferred Stock, and 160,000 additional shares of the Registrant’s Common Stock issuable to the selling stockholders upon exercise of such warrants and/or upon conversion of such outstanding shares of Series B 7% Convertible Preferred Stock in the event of antidilution or re-set adjustments in accordance with the terms thereof. Common Stock offered hereby shall, in accordance with Rule 416 under the Securities Act of 1933, also be deemed to cover additional securities to be offered or issued to prevent dilution resulting from stock splits, stock dividends or other similar transactions.
(2)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, based on the average of the high and low prices of Registrant’s Common Stock on the American Stock Exchange on April 26, 2005.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission (the “SEC”), acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED MAY 2, 2005

PATH 1 NETWORK TECHNOLOGIES INC.

435,771 Shares of Common Stock

Issuable upon Exercise of Warrants

792,306 Shares of Common Stock

Issuable upon Conversion of Outstanding Shares of Series B 7% Convertible Preferred Stock

160,000 Shares of Common Stock

Issuable in Satisfaction of Antidilution or Re-Set Provisions of Warrants and Series B 7%

Convertible Preferred Stock

261,923 Shares of Common Stock

Issuable as Dividends on Outstanding Shares of Series B 7% Convertible Preferred Stock

This prospectus may be used only in connection with the resale, from time to time, of up to 435,771 shares of our common stock, $0.001 par value, that may be acquired by the selling security holders upon the exercise of our stock purchase warrants, up to 792,306 shares of our common stock that may be issued upon conversion of outstanding shares of our Series B 7% Convertible Preferred Stock, up to 160,000 shares of our common stock issuable in satisfaction of antidilution or re-set provisions applicable to common stock purchase warrants and Series B 7% Convertible Preferred Stock held by the selling stockholders and up to 261,923 shares of our common stock that may be issued in lieu of cash as dividends on outstanding shares of Series B 7% Convertible Preferred Stock. Information on the selling security holders, and the times and manner in which they may offer and sell shares of our common stock under this prospectus, is provided under “Selling Security Holders” and “Plan of Distribution” in this prospectus. We will not receive any proceeds from the sale of these shares by the selling security holders under this prospectus. We will receive proceeds upon the cash exercise of the warrants, to the extent the warrants are exercised for cash. The warrants to purchase common stock have an exercise price of $3.25 per share.

Our address is 6215 Ferris Square, Suite 140, San Diego, California 92121, and our telephone number is (858) 450-4220. In this prospectus, “Path 1 Network Technologies” the “Company,” the “Registrant,” “we,” “us” and “our” refer to Path 1 Network Technologies Inc.

Our common stock trades on the American Stock Exchange under the symbol “PNO.” On April 27, 2005, the closing price for our common stock, as reported on the American Stock Exchange, was $5.20 per share.

Investing in our common stock involves certain risks. See “ Risk Factors” beginning on Page 2 of this prospectus for the risks you should consider. You should read this entire prospectus carefully before you make your investment decision.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is                 , 2005

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ABOUT PATH 1 NETWORK TECHNOLOGIES INC.

Our company was founded in January 1998 primarily to develop products that enable the transportation and distribution of real-time, broadcast (or better) quality video over Internet Protocol (IP) networks, such as the networks that comprise the Internet. Our products are being used by broadcasters, carriers and telecommunications operators to transport video over Internet Protocol networks (which we refer to as “long haul transmissions”), and by cable companies to supply video-on-demand services. Our first products were commercially introduced in early 2002. Most of our product sales into the cable television industry have been through a small network of resellers. Our primary reseller originally was Scientific-Atlanta, Inc., although Scientific-Atlanta, Inc. has recently represented a sharply reduced portion of our sales. We have since established reseller relationships with other partners. Our sales to long haul customers are typically conducted directly by us. To date, sales of our products have been limited and the growth of our business depends on our ability to increase the volume of sales. This may require us to raise additional capital in the near future to fund our operations.

Our long-haul customers use our products to transmit high-quality, real-time video to one or a number of locations over existing IP networks. This ability to send video over IP networks significantly reduces the current need of long-haul providers to procure dedicated high bandwidth connections to service the specified locations. Our products not only provide a cost advantage to our customers, but also give them increased flexibility to decide where and when the video is transmitted.

Our products use proprietary technologies that allow our customers to use existing infrastructures and networks to accomplish two primary results: the delivery of high-quality video over long distances at reduced cost and the efficient provision of significant video-on-demand and related interactive services to end users. We also believe that our products are attractive because they are easily upgradeable through software enhancements to support a higher level of activity without the costly and time consuming replacement of equipment in the field.

Our cable customers use our products to greatly increase the amount of video content that can be delivered to their customers on demand. Our products make this possible by using IP networks that rely on technology that significantly increases the efficiency of content delivery as compared with most current delivery methods. Our products work within the existing system facilities of cable providers, allowing the capabilities of their networks to be expanded to provide enhanced services such as video-on-demand, interactive television and high definition television, without the need to incur significant capital expenditures associated with network upgrades. These enhanced services represent new revenue opportunities for cable companies and provide them with a competitive advantage over most satellite providers.

Our principal executive offices are located at 6215 Ferris Square, Suite 140, San Diego, California 92121. Our telephone number is (858) 450-4220. Our website is located at www.path1.com. We do not consider information contained in our website to be part of this prospectus.

PROSPECTUS SUMMARY

This prospectus relates to resale of up to 1,650,000 shares of common stock, which includes 435,771 shares of common stock issuable upon the exercise of stock purchase warrants held by the security holders listed under “Selling Security Holders,” the potential issuance of up to 261,923 shares of our common stock in lieu of cash as dividends on outstanding shares of Series B 7% Convertible Preferred Stock and the potential issuance of up to 160,000 shares of our common stock issuable in satisfaction of antidilution and re-set provisions applicable to our common stock warrants and Series B 7% Convertible Preferred Stock. The shares and warrants are to be issued in connection with a private placement under a Securities Purchase Agreement dated April 26, 2005. Warrants to purchase an aggregate of 39,616 shares of our common stock registered for resale hereby are to be issued to three individuals designated by and affiliated with Silverwood Partners, LLC, our investment banking firm, as a fee in connection with this financing. The selling security holders may sell their shares of common stock in the open market at prevailing market prices or in private transactions at negotiated prices. They may sell the shares directly, or may sell them through underwriters, brokers or dealers. Underwriters, brokers or dealers may receive discounts, concessions or commissions from the selling security holders or from the purchasers, and this compensation might be in excess of the compensation customary in the type of transaction involved. See the section of this prospectus entitled “Plan of Distribution” for a complete description of the manner in which the shares registered hereby may be distributed. In this prospectus, we refer to our common stock simply as “common stock” and refer to the common stock purchase warrants described above as “the warrants.”

We will not receive any proceeds from the potential sale of the 792,306 shares offered by the selling security holders that underlie our Series B 7% Convertible Preferred Stock, the resale of the shares issuable as dividends on the Series B 7% Convertible Preferred Stock or the resale of the shares issuable in satisfaction of antidilution or re-set provisions. We will receive proceeds upon the cash exercise of the warrants to the extent they are exercised for cash. The warrants have an exercise price of $3.25 per share. The warrants can also be exercised on a net-exercise basis, which would generate no cash for us but which would result in the issuance of fewer shares.

RISK FACTORS

You should carefully consider the following risks and uncertainties before you invest in our common stock. Investing in our common stock involves risk. If any of the following risks or uncertainties actually occurs, our business, financial condition or results of operations could be materially adversely affected. The following are not the only risks and uncertainties we face. Additional risks and uncertainties of which we are unaware or which we currently believe are immaterial could also materially adversely affect our business, financial condition or results of operations. In any case, the trading price of our common stock could decline, and you could lose all or part of your investment. See also, “Special Note Regarding Forward-Looking Statements.”

Our limited sales history and limited revenues to date make it difficult to evaluate our prospects.

We were founded in January 1998 and have only been selling our products commercially since 2002, which makes an evaluation of our prospects difficult. Because of our limited sales history, and the often uncertain sales cycles we face selling our products, we have limited insight into trends that may emerge and affect our business. In addition, we have generated only limited revenues to date from sales of our products and the income potential of our business and market are unproven. An investor in our securities must consider the challenges, expenses and difficulties we face as our sales and marketing efforts mature.

We have incurred losses since inception and will likely not be profitable at least for the next several quarters.

We have incurred operating losses since our inception in January 1998, and we expect to incur losses and negative cash flow for at least the next several quarters. As of December 31, 2004, our accumulated deficit was approximately $45.5 million. We expect to continue to incur significant operating, sales, marketing, research and development and general and administrative expenses and, as a result, we will need to generate significant revenues to achieve profitability. Even if we do achieve profitability, we cannot assure you that we can sustain or increase profitability on a quarterly or annual basis in the future.

We face competition from established and developing companies, many of which have significantly greater resources, and we expect such competition to grow.

The markets for our products, future products and services are competitive. We face direct and indirect competition from a number of established companies, including Tandberg Television, Thomson, Harris, Aastra and Scientific-Atlanta, as well as development stage companies, and we anticipate that we will face increased competition in the future as existing competitors seek to enhance their product offerings and new competitors emerge. Many of our competitors have greater resources, sell a more complete product line or solution, have higher name recognition, have more established reputations within the industry and maintain stronger marketing, manufacturing, distribution, sales and customer service capabilities than we do.

The technologies that our competitors and we offer are expensive to design, develop, manufacture and distribute. Competitive technologies may be owned and distributed by established companies that possess substantially greater financial, marketing, technical and other resources than we do and, as a result, such companies may be able to develop their products more rapidly and market their products more extensively than we can.

Competitive technologies that offer a similar or superior capacity to converge and transmit audio, video and telephonic data on a real-time basis over existing networks may currently exist or may be developed in the future. We cannot assure you that any technology currently being developed by us is not being developed by others or that our technology development efforts will result in products that are competitive in terms of price or performance. If our competitors develop products or services that offer significant price or performance advantages as compared to our current and proposed products and services, or if we are unable to improve our technology or develop or acquire more competitive technology, we may find ourselves at a competitive disadvantage and our business could be adversely affected. In addition, competitors with greater financial, marketing, distribution and other resources than we have may be able to leverage such resources to gain wide acceptance of products inferior to ours.

Our product line is relatively narrow, whereas many of our competitors can offer customers a complete solution. This is a significant competitive disadvantage for us.

We may need to raise additional capital in the near future.

Our net losses have reduced our cash position to $929,000 at December 31, 2004. Despite our recent private placements, in which we raised aggregate proceeds of approximately $5.4 million ($2.6 million of which is expected to be received by the end of the second quarter of 2005), given our projected cash burn rate we anticipate we may need to raise additional capital in order to sustain our operations at current levels. We cannot ensure that financing will be available to us on acceptable terms, if at all. Our inability to raise capital when needed would harm our business. In addition, additional equity financing may dilute our stockholders’ interest, and debt financing, if available, may involve restrictive covenants and could result in a substantial portion of our operating cash flow being dedicated to the payment of principal and interest on debt. If adequate funds are not available, we would need to curtail our operations significantly.

We need to develop and introduce new and enhanced products in a timely manner to remain competitive.

Broadband communications markets are characterized by continuing technological advancement, changes in customer requirements and evolving industry standards. To compete successfully, we must design, develop, manufacture and sell new or enhanced products that provide increasingly higher levels of performance and reliability. However, in addition to the technological and managerial risks inherent in any product development effort, we may not be able to develop or introduce successfully these products if the development effort requires more financial resources than we are able to bring to bear, or if our products:

•	are not cost effective,

•	are not brought to market in a timely manner,

•	are not in accordance with evolving industry standards and architectures, or

•	fail to achieve market acceptance.

Our future success will depend on our ability to develop new products that will use next generation Intel IXP processors and other key components. These technologies are changing rapidly, and we will be required to spend significant sums on research and development – particularly for new hardware designs and software development – to produce these next generation products. Our existing products may soon become difficult to produce because of end-of life components, because of emerging governmental restrictions on the manufacture and sale of electronic products containing lead parts and components, and because of increasing demand in the market for new standards-based products.

In order to develop and market successfully certain of our planned products for digital applications, we may be required to enter into technology development or licensing agreements with third parties. We cannot assure you that we will be able to enter into any necessary technology development or licensing agreement on terms acceptable to us, or at all. The failure to enter into technology development or licensing agreements when necessary could limit our ability to develop and market new products and, accordingly, could materially and adversely affect our business and operating results.

Delivery of real-time, broadcast-quality video via IP networks is a new market and subject to evolving standards.

Delivery of real-time, broadcast-quality video over IP networks is novel and evolving, and it is possible that communication service providers or their suppliers will adopt alternative architectures and technologies for delivering real-time, broadcast-quality video over IP networks or other types of networks that are incompatible with our current or future products. In addition to competing with video over IP vendors, we compete with existing alternative technologies and architectures for transporting live broadcast video that have existed for many years such as satellite, circuit switched networks and ATM, and our customers may not be willing to move to using an IP network for transporting live video.

If we are unable to design, develop, manufacture and sell products that incorporate or are compatible with these new or existing architectures or technologies, our business could suffer. Moreover, our industry is rapidly adopting technical standards for transporting video over IP networks, and many customers appear to prefer standards-based or “open standards” products such as, for example, those operating the PRO-MPEG Code of Practice. Our Vx8000 is the first product we are launching that will be Pro-MPEG standards-based. This move towards offering standards-based products for transporting video over IP networks may result in increased competition, and may also have a negative impact on our ability to offer differentiated products incorporating our proprietary technology, thereby causing a negative impact to our gross profit margins and results of operations.

Pricing pressure on our products has placed us at a competitive disadvantage.

We have recently experienced significant pricing pressure in some of the markets for our products, predominantly the cable market. Due to competitive factors, cable customers have been willing to pay only reduced amounts for our products. This has placed us at a competitive disadvantage with our competitors which have the financial strength to withstand pricing pressures. Most of our competitors in the cable market sell a broader array of products as a bundled solution to cable customers, and these competitors can offer substantial discounts to cable customers on products that compete directly with ours, sometimes even as loss leaders. If we are unable to regain larger margins on such products, we may be forced to exit certain market segments and our results of operations and profitability will be negatively affected.

Our quarterly financial results are likely to fluctuate significantly.

Our quarterly operating results are difficult to predict and may fluctuate significantly from period to period, particularly because our sales prospects are uncertain and our sales are made on a purchase order basis. In addition, we have not proven our ability to execute our business strategy with respect to establishing and expanding sales and distribution channels. Fluctuations may result from:

•	decreased spending on new products such as ours by communication service providers or their suppliers,

•	the timing of new product offerings, acquisitions, licenses or other significant events by us or our competitors,

•	problems in our execution of key functions such as manufacturing, marketing and/or sales,

•	our ability to establish a productive sales force or partner with communication service providers or their suppliers,

•	demand and pricing of the products we offer,

•	purchases of our products by communication service providers in large, infrequent amounts consistent with past practice,

•	consumer acceptance of the services our products enable,

•	interruption in the manufacturing or distribution of our products,

•	the willingness and ability of customers to conduct necessary trials and tests of our products prior to sale, and

•	general economic and market conditions, including war, and other conditions specific to the telecommunications industry.

As a result, we may experience significant, unanticipated (or unexpectedly large) quarterly losses.

The sales cycle for certain of our products is lengthy, which makes forecasting of our customer orders and revenues difficult.

The sales cycle for certain of our products is lengthy, often lasting six months to more than a year. Our customers generally conduct significant technical evaluations, including customer trials, of our products as well as competing products prior to making a purchasing decision. In addition, purchasing decisions may also be delayed because of a customer’s internal budget approval processes. Because of the lengthy sales cycle and the size of customer orders, if orders forecasted for a specific customer for a particular period do not occur in that period, our revenues and operating results for that particular quarter could suffer. Moreover, a portion of our expenses related to an anticipated order is fixed and difficult to reduce or change, which may further impact our revenues and operating results for a particular period.

The rate of market adoption of our technology is uncertain and we could experience long and unpredictable sales cycles.

Our products are based on new technology and, as a result, it is extremely difficult to predict the timing and rate of market adoption of our products, as well the rate of market adoption of applications enhanced by our products such as video-on-demand. Accordingly, we have limited visibility into when we might realize substantial revenue from product sales. Our limited visibility is compounded by our inability to foresee when, if ever, delivery of video over IP networks will be significantly embraced by communication service providers.

We are providing new and highly technical products and services to enable new applications. Thus, the duration of our sales efforts with prospective customers in all market segments is likely to be lengthy as we seek to educate them on the uses and benefits of our products. This sales cycle could be lengthened even further by potential delays related to product implementation as well as delays over which we have little or no control, including:

•	the length or total dollar amount of our prospective customers’ planned purchasing programs contemplating our products;

•	changes in prospective customers’ capital equipment budgets or purchasing priorities;

•	prospective customers’ internal acceptance reviews; and

•	the complexity of prospective customers’ technical needs.

These uncertainties, combined with many potential customers’ measured approaches to corporate spending on technology generally as well as new technologies such as ours, substantially complicate our planning and may reduce prospects for sales of our products. If our prospective customers curtail or eliminate their purchasing programs, decrease their budgets or reduce their purchasing priority, our results of operations could be adversely affected.

Changes in senior management may result in difficulties

On March 29, 2004, Frederick Cary resigned as our chief executive officer and president and was replaced by John Zavoli. On April 26, 2004, Patrick Bohana accepted early retirement from his position as Vice President, Sales and General Manager; on September 1, 2004 we hired Jeff Hale to replace him as Vice President, Sales. On January 24, 2005, we hired Dan McCrary as our new Vice President, Marketing. Changes in senior management of small companies are inherently disruptive, and efforts to implement any new strategic or operating goals may also prove to be disruptive. In addition, until we hire new senior executives to assist him, there is a risk that Mr. Zavoli’s many responsibilities (he is also serving as our chief financial officer, general counsel and secretary) will overwhelm him to the point that he will not be able to devote sufficient attention to one or more of his important roles. We are seeking, but may not be able to successfully hire, a new chief financial officer.

Our customer base is concentrated and the loss of one or more of our key customers would harm our business.

Historically, a significant majority of our sales have been to relatively few customers. We expect that sales to relatively few customers will continue to account for a significant percentage of our net sales for the foreseeable future. Almost all of our sales are made on a purchase order basis, and none of our customers has entered into a long-term agreement requiring it to purchase our products. The loss of, or any reduction in orders from, a significant customer would harm our business.

The success of our business is dependent on establishing and expanding sales and distribution channels for our products.

Third-Party Collaborations. Although we intend to establish strategic relationships with leading suppliers, integrators and resellers to promote and distribute our products, we may not succeed. We may not be able to identify adequate partners, and even if identified, we may not be able to enter into agreements with these entities on commercially reasonable terms, or at all. To the extent that we enter into any such agreements with third parties, any revenues we receive from sales of our products in those markets will depend upon the efforts of such third parties, which in most instances will not be within our control. If we are unable to leverage effectively a partner to market our products more broadly than we can through our internal sales force, our business could be adversely affected.

Internal Sales Force. We have limited experience in marketing and selling our products. We intend to expand our direct and indirect sales force and independent channel partners domestically and internationally for the promotion of our product lines and other future products to suppliers and communication service providers of all kinds. Competition for quality sales and marketing personnel and channel partners is intense. In addition, new employees, particularly new sales and marketing employees, will require training and education concerning our products and will also increase our operating expenses. There can be no assurance that we will be successful in attracting or retaining qualified sales and marketing personnel and partners. As a result, there can be no assurance that the sales force we are able to build will be of a sufficient size or quality to effectively market our products.

We may not be able to profit from growth if we are unable to manage effectively the growth.

We anticipate that we will need to grow in the future. This anticipated growth will place strain on our managerial, financial and personnel resources. The pace of our anticipated expansion, together with the complexity of the technology involved in our products and the level of expertise and technological sophistication incorporated into the provision of our design, engineering, implementation and support services, demands an unusual amount of focus on the operational needs of our future customers for quality and reliability, as well as timely delivery and post-installation and post-consultation field and remote support. In addition, new customers, especially customers that purchase novel and technologically sophisticated products such as ours, generally require significant engineering support. Therefore, adoption of our platforms and products by customers would increase the strain on our resources.

To reach our goals, we may need to hire rapidly, while at the same time investing in our infrastructure. We expect that we will also have to expand our facilities. In addition, we will need to successfully train, motivate and manage new employees; expand our sales and support organization; integrate new management and employees into our overall operations; and establish improved financial and accounting systems. Indeed, even without consideration of future needs imposed by any future growth of our business, we need to upgrade several of these areas even to support our present levels of business.

We may not succeed in anticipating all of the changing demands that growth would impose on our systems, procedures and structure. If we fail to effectively manage our expansion, if any, our business may suffer.

We will depend on broadcasting, cable and satellite industry spending for a substantial portion of our revenue and any decrease or delay in spending in these industries would negatively impact our resources, operating results and financial condition.

Demand for our products will depend on the magnitude and timing of spending by cable television operators, broadcasters, satellite operators and carriers for adopting new products for installation with their networks.

Spending by customers in these sectors is dependent on a variety of factors, including:

•	overall demand for communication services and the acceptance of new video, voice and data services;

•	annual budget cycles;

•	the status of federal, local and foreign government regulation of telecommunications and television broadcasting;

•	access to financing;

•	evolving industry standards and network architectures;

•	competitive pressures;

•	discretionary customer spending patterns;

•	general economic conditions.

Recent developments in capital markets have reduced access to funding for potential and existing customers causing delays in the timing and scale of deployments of our equipment, as well as the postponement of certain projects by our customers. The timing of deployment of our equipment can be subject to a number of other risks, including the availability of skilled engineering and technical personnel.

Product quality problems may negatively affect our revenues and results from operations, as well as disrupt our research and development efforts.

We produce highly complex products that incorporate leading edge technology including hardware, software and embedded firmware. In addition to problems relating to the physical quality of manufacturing, our software and other technology may contain “bugs” that can prevent our products from performing as intended. There can be no assurance that our pre-shipment testing programs will be adequate to detect all defects either in individual products or which could affect numerous shipments that, in turn, could create customer dissatisfaction, reduce sales opportunities, or affect gross margins if the cost of remedying the problems exceed our reserves established for this purpose. Our inability to cure a product defect may result in the failure of a product line, serious damage to our reputation, and increased engineering and product re-engineering costs that individually or collectively would have a material adverse impact on our revenues and operating results.

In 2004, we had to focus some of our engineering personnel away from their research and development efforts in favor of sustaining engineering efforts to satisfy our customers’ needs relative to existing products. This use of engineering resources could harm our development of new products.

We rely on several key suppliers of components, sub-assemblies and modules that we use to manufacture our products, and we are subject to manufacturing and product supply chain risks.

We purchase components, sub-assemblies and modules from a limited number of vendors and suppliers that we use to manufacture and test our products. Our reliance on these vendors and suppliers involves several risks including, but not limited to, the inability to purchase or obtain delivery of adequate supplies of such components, sub-assemblies or modules, increases in the prices of such items, quality, and overall reliability of our vendors and suppliers. Although in many cases we use standard parts and components for our products, certain components are presently available only from a single source or limited sources. Some of the materials used to produce our products are purchased from foreign suppliers. We do not generally maintain long-term agreements with any of our vendors or suppliers. Thus we may thus be unable to procure necessary components, sub-assemblies or modules in time to manufacture and ship our products, thereby harming our business.

Our existing products may be subject to growing “lead-free” legislative efforts in the United States and abroad which restrict or prohibit the manufacture and/or sale of electronic products that contain lead. Our current products do contain various lead-based components. We will be required to redesign our products to eliminate lead components by 2006, and we may face difficulty in procuring lead-free parts and components and reengineering our products resulting in our inability to successfully complete such product re-designs which, in turn, could have a material negative impact on our results of operations.

We operate under an agreement with a leading parts vendor to provide turnkey outsourced manufacturing services. To reduce manufacturing lead times and to ensure adequate component supply, we have instructed our vendor to procure inventory based on criteria and forecasts as defined by us. If we fail to anticipate customer demand properly, an oversupply of parts, obsolete components or finished goods could result, thereby adversely affecting our gross margins and results of operations.

We may also be subject to disruptions in our manufacturing and product-testing operations that could have a material adverse affect on our operating results.

We may not be able to hire and assimilate key employees.

Our future success will depend, in part, on our ability to attract and retain highly skilled employees, including management, technical and sales personnel. Significant competition exists for employees in our industry and in our geographic region. We may be unable to identify and attract highly qualified employees in the future. In addition, we may not be able to assimilate successfully these employees or hire qualified personnel to replace them. The loss of services of any of our key personnel, the inability to attract or retain key personnel in the future, or delays in hiring required personnel, particularly engineering and sales personnel, could make it difficult to meet key objectives such as timely and effective product introductions.

We are dependent on our key employees for our future success.

Our success depends on the efforts and abilities of our senior management, in particular John R. Zavoli, and certain other key personnel. If any of these key employees leaves or is seriously injured and unable to work and we are unable to find a qualified replacement, then our business and results of operations could be materially harmed.

Changes in the mix of product sales, product distribution model or customer base could negatively impact our sales and margins.

We may encounter a shift in the mix of the various products that we sell – products that have varying selling prices based in part on the type of product sold, competitive conditions in the particular market into which the product is sold, applicable sales discounts, licensed product feature sets, whether we sell our products as an OEM, and whether the sale is a direct sale or an indirect channel sale through our VARs and resellers. Any change in any of these variables could result in a material adverse impact on our gross sales, gross margins and operating results.

We may be unable to obtain full patent protection for our core technology and there is a risk of infringement.

Since 2001, we have submitted several patent applications and provisional patent applications on topics surrounding our core technologies to supplement our existing patent portfolio. There can be no assurance that these or other patents will be issued to us, or, if additional patents are issued, that they or our three existing patents will be broad enough to prevent significant competition or that third parties will not infringe upon or design around such patents to develop competing products. There is no assurance that these or any future patent applications will be granted, or if granted, that they will not be challenged, invalidated or circumvented.

In addition to seeking patent protection for our products, we intend to rely upon a combination of trade secret, copyright and trademark laws and contractual provisions to protect our proprietary rights in our products.

We have to vigorously enforce our rights to, and protect our interests in, our intellectual property, and we may not be successful. For example, in March 2005, we filed suit in California Superior Court against QVidia Technologies, Inc. and Ronald Fellman (who was a founder of Path 1) for alleged misappropriation of our proprietary and confidential information. Discovery has not commenced and the case is now pending. There can be no assurance that these efforts will be adequate or prove successful, or that competitors have not or will not independently develop technologies that are substantially equivalent or superior to ours.

There has been a trend toward litigation regarding patent and other intellectual property rights in the telecommunications industry. Although there are currently no lawsuits pending against us regarding possible infringement claims, there can be no assurance such claims will not be asserted in the future or that such assertions will not materially adversely affect our business, financial conditions and results of operations. Any such suit, whether or not it has merit, would be costly to us in terms of employee time and defense costs and could materially adversely affect our business.

If an infringement or misappropriation claim is successfully asserted against us, we may need to obtain a license from the claimant to use the intellectual property rights. There can be no assurance that such a license will be available on reasonable terms if at all.

We are subject to local, state and federal regulation.

Legislation affecting us (or the markets in which we compete) could adversely impact our ability to implement our business plan on a going-forward basis. The telecommunications industry in which we operate is heavily regulated and these regulations are subject to frequent change. Future changes in local, state, federal or foreign regulations and legislation pertaining to the telecommunications field may adversely affect prospective purchasers of telecommunications equipment, which in turn would adversely affect our business.

The market price of our common stock could be volatile and your investment could suffer a decline in value.

The market prices for our common stock is likely to be volatile and could be susceptible to wide price fluctuations due to a number of internal and external factors, many of which are beyond our control, including:

•	quarterly variations in operating results and overall financial condition;

•	economic and political developments affecting technology spending generally and adoption of new technologies and products such as ours;

•	customer demand or acceptance of our products and solutions;

•	short-selling programs;

•	stock selling by persons to whom we sold securities in one or more private placements at below-market prices;

•	changes in IT spending patterns and the rate of consumer acceptance of video-on-demand;

•	product sales progress, both positive and negative;

•	the stock market’s perception of the telecommunications equipment industry as a whole;

•	technological innovations by others;

•	cost or availability of components, sub-assemblies and modules used in our products;

•	the introduction of new products or changes in product pricing policies by us or our competitors;

•	proprietary rights disputes or litigation;

•	initiation of or changes in earnings estimates by analysts;

•	additions or departures of key personnel; and

•	sales of substantial numbers of shares of our common stock or securities convertible into or exercisable for our common stock.

In addition, stock prices for many technology companies, especially early-stage companies such as us, fluctuate widely for reasons that may be unrelated to operating results. These fluctuations, as well as general economic, market and political conditions such as interest rate increases, recessions or military or political conflicts, may materially and adversely affect the market price of our common stock, thereby causing you to lose some or all of your investment.

In addition, if the average daily trading volume in our common stock is low, the resulting illiquidity could magnify the effect of any of the above factors on our stock price.

Newly adopted accounting regulations requiring companies to expense stock options will result in a decrease in our earnings and our stock price may decline.

The Financial Accounting Standards Board recently adopted the previously proposed regulations that will eliminate the ability to account for share-based compensation transactions using the intrinsic method that we currently use and generally would require that such transactions be accounted for using a fair-value-based method and recognized as an expense in our consolidated statement of operations. We will be required to expense stock options granted after December 31, 2005. Currently, we generally only disclose such expenses on a pro forma basis in the notes to our consolidated financial statements in accordance with accounting principles generally accepted in the United States. The adoption of this new accounting regulation will have a significant impact on our results of operations when or if we issue stock options after December 31, 2005, and our stock price could decline accordingly.

Our outstanding convertible preferred stock and warrants and the stock options and bonus stock we offer to our employees, non-employee directors, consultants and advisors could result in ongoing dilution to all stockholders.

We maintain three equity compensation plans: (i) the 2000 Stock Option/Stock Issuance Plan (the “2000 Plan”), pursuant to which we may issue an aggregate of 710,000 options and shares of common stock to employees, officers, directors, consultants and advisors, (ii) the 2001 Employee Stock Purchase Plan (the

“Purchase Plan”), pursuant to which our employees are provided the opportunity to purchase our stock through payroll deductions, and (iii) the 2004 Equity Incentive Plan (the “2004 Plan”), pursuant to which we may issue a total of 900,000 options and shares of common stock to employees, officers, directors, consultants and advisors. As of March 31, 2005, 425,000 shares of stock had been granted directly to current and former executives of the Company and there were options outstanding to purchase 282,350 shares of common stock under our 2000 Plan; 19,403 shares of common stock remained available for issuance under the 2000 Plan. A maximum of 41,667 shares of common stock have been authorized for issuance under the Purchase Plan. As of March 31, 2005, there were options outstanding to purchase 435,231 shares of common stock under our 2004 Plan; 443,019 shares of common stock remained available for issuance under the 2004 Plan.

In addition, as of March 31, 2005, there were 59,840 shares of common stock subject to outstanding options granted other than under the 2004 Plan, the 2000 Plan or the Purchase Plan. These non-plan options were granted in prior years to various employees, directors, consultants and advisors before the creation of any stock option plan.

We plan to continue to provide our employees opportunities to participate in the Purchase Plan. We also plan to issue options to purchase sizable numbers of shares of common stock to new and existing employees, officers, directors, advisors, consultants or other individuals as we deem appropriate and in our best interests. This could result in substantial dilution to all stockholders and increased control by management.

As of March 31, 2005, there were outstanding warrants to purchase up to 3,567,633 shares of our common stock with a weighted average exercise price of $5.41 per share. The weighted average remaining life for all of the currently outstanding warrants is 3.6 years from March 31, 2005.

In addition, at March 31, 2005, there were 864,229 shares of 7% Convertible Preferred Stock outstanding. These shares are convertible into shares of common stock. And, we expect to issue 792,306 shares of Series B 7% Convertible Preferred Stock in the second quarter of 2005; these shares would also be convertible into shares of common stock. In connection with the issuance of the Series B 7% Convertible Preferred Stock, we would also issue 435,771 common stock warrants (with an exercise price of $3.25 per share), and would reduce the exercise price of 432,115 outstanding warrants from $4.20 per share to $3.25 per share.

Our common stock is subject to the rights and preferences of our mandatorily-redeemable convertible preferred stock.

In January and February 2005, we issued 864,229 shares of 7% Convertible Preferred Stock in a private placement. These shares have an aggregate liquidation preference of $2,808,750 above the common stock, have an aggregate cumulative dividend of approximately $200,000 per year, must be redeemable in four years, and are convertible into common stock (with favorable anti-dilution adjustments if we issue stock below fair market value). Also, without approval of a majority of the 7% Convertible Preferred Stock, we cannot repurchase or redeem common stock (except pursuant to repurchase agreements with service providers) or borrow money or issue debt securities other than in a strategic transaction, in connection with an acquisition of another entity, or pursuant to an independent-directors-approved commercial borrowing transaction, secured lending transaction or lease financing transaction.

We intend to issue, in a private placement in the second quarter of 2005, up to 792,306 shares of Series B 7% Convertible Preferred Stock. Its rights and preferences would be substantially similar to those just stated as to the 7% Convertible Preferred Stock.

We do not intend to pay cash dividends.

We have never paid cash dividends on our capital stock and do not anticipate paying any cash dividends in the foreseeable future.

NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains or incorporates by reference forward-looking statements that involve risks and uncertainties. The statements contained or incorporated by reference in this prospectus that are not purely historical are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 (the “1933 Act”) and Section 21E of the Securities Exchange Act of 1934 (the “1934 Act”), including without limitation statements regarding our expectations, beliefs, intentions or strategies regarding the future. All forward-looking statements included in this document are based on information available to us on the date hereof, and all forward-looking statements in documents incorporated by reference are based on information available to us as of the date of such documents. We assume no obligation to update any such forward-looking statements. Our actual results may differ materially from those discussed in the forward-looking statements as a result of certain factors, including those set forth above under “Risk Factors” and elsewhere in this prospectus and in the documents incorporated by reference into this prospectus. In evaluating our business, prospective investors should carefully consider these factors in addition to the other information set forth in this prospectus and incorporated herein by reference.

USE OF PROCEEDS

The selling security holders identified below will receive all of the proceeds from the sale of the shares offered by this prospectus and we will receive no proceeds from this offering although we might receive cash upon the exercise of the warrants for cash by the selling security holders. We intend to use any cash we receive from the exercise of the warrants for sales and marketing expenses, product development efforts, and general corporate purposes.

SELLING SECURITY HOLDERS

The following table sets forth the names of each of the selling security holders, the number of shares of common stock beneficially owned by each selling security holder immediately prior to the date of this prospectus, the number of shares subject to currently exercisable warrants, the number of shares that may be offered pursuant to this prospectus, and the number of shares of common stock that will be beneficially owned by each of the selling security holders after the offering is completed. This information is based upon information provided to us by each selling security holder with respect to itself only. For purposes of this table, beneficial ownership is determined in accordance with Securities and Exchange Commission rules, and includes voting power and investment power with respect to shares. Under these rules, shares issuable upon the exercise of currently exercisable warrants are considered outstanding for purposes of calculating the percentage owned by a person, but not for purposes of calculating the percentage owned by any other person. The percent of shares held prior to this offering is based on a total of 6,861,606 shares of common stock outstanding as of March 31, 2005, and the total shares and percent owned for each selling security holder includes shares issuable upon exercise of warrants and options and the conversion of preferred stock held by such holder or to be issued to such person under the Securities Purchase Agreement dated April 26, 2005 (but does not assume the issuance of shares as dividends). The calculation of shares beneficially owned after the offering assumes the acquisition and subsequent resale of all shares registered hereby (other than shares issuable as dividends).

	Securities Beneficially Owned Prior to Offering								Shares Beneficially Owned After the Offering
	Shares Underlying Preferred	Shares Underlying	Other Common		Dividend and Anti- Dilution			Number of Shares Being
Selling Security Holders	Stock	Warrants	Shares		Shares(2)	Total	Percent	Registered	Shares		Percent
Bears, Robert R., Jr.	92,307	46,154	654,462	(1)	44,687	792,923	11	183,148	654,462	(1)	9
Bears, Robert R., Sr.	100,000	50,000	628,607	(1)	48,411	778,607	11	198,411	628,607	(1)	9
Bowen, John C.	—	9,904	10,803		9,589	20,707	*	19,493	10,803		*
Castle Creek Technology Partners LLC	492,307	246,154	0		238,332	738,461	10	976,793	0		*
Christopher R. Cope TTEE U/A DTD 11/22/1989	30,769	15,385	255,800		14,896	301,954	4	61,050	255,800		4
Hodson-Walker, Jonathan	—	19,808	21,606		19,179	41,414	*	38,987	21,606		*
McCoy, Nicolas A.	—	9,904	10,803		9,589	20,707	*	19,493	10,803		*
Rosenbloom, Mark	30,769	15,385	336,532		14,896	382,686	4	61,050	336,532		4
Simpson, Steven R.	46,154	23,077	642,457		22,344	711,688	10	91,575	642,457		9

Total:	792,306	435,771	2,195,870		421,923	3,423,947	39	1,650,000	2,195,870		29

*	Less than 1%
(1)	Includes 365,200 shares beneficially owned by both Robert R. Bears, Sr. and Robert R. Bears, Jr., due to their respective relationships to certain trusts. Otherwise, Mr. Bears, Sr. and Mr. Bears, Jr. disclaim beneficial ownership of shares which are beneficially owned by the other.
(2)	Includes 261,923 shares issuable in lieu of cash as dividends on shares of Series B 7% Convertible Preferred Stock and 160,000 shares issuable in satisfaction of antidilution provisions applicable to our common stock purchase warrants and Series B 7% Convertible Preferred Stock held by the selling stockholders.

The shares and warrants reflected in the table above are to be acquired by the selling stockholders in connection with the closing of a private financing pursuant to a Securities Purchase Agreement dated April 26, 2005.

PLAN OF DISTRIBUTION

We are registering the shares of common stock for resale on behalf of the selling stockholders. The common stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market prices, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected at various times in one or more of the following transactions, or in other kinds of transactions:

•	transactions on any national securities exchange or U.S. inter-dealer system of a registered national securities association on which the common stock may be listed or quoted at the time of sale;

•	in the over-the-counter market;

•	in private transactions and transactions otherwise than on these exchanges or systems or in the over-the-counter market;

•	in connection with short sales of the shares made after the date of this prospectus;

•	by pledge to secure or in payment of debt and other obligations;

•	through the writing of options, whether the options are listed on an options exchange or otherwise;

•	in connection with the writing of non-traded and exchange-traded call options, in hedge transactions and in settlement of other transactions in standardized or over-the-counter options; or

•	through a combination of any of the above transactions.

The selling stockholders and their successors, including their transferees, pledgees or donees or their successors, may sell the common stock directly to purchasers or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions from the selling stockholders or the purchasers. These discounts, concessions or commissions as to any particular underwriter, broker-dealer or agent may be in excess of those customary in the types of transactions involved.

In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 of the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus.

We entered into a registration rights agreement for the benefit of the selling stockholders to register the common stock under applicable federal and state securities laws. The registration rights agreement provides for cross-indemnification of the selling stockholders and us and our respective directors, officers and controlling persons against specific liabilities in connection with the offer and sale of the common stock, including liabilities under the Securities Act. We will pay substantially all of the expenses incurred in connection with registering the common stock for resale by the selling stockholders. The selling stockholders, however, will pay all of the underwriting and brokerage commissions and discounts (if any) incident to the offering and sale of their common stock.

Each selling stockholder has been advised, and has acknowledged to us, that the Securities and Exchange Commission currently takes the position that coverage of short sales of shares of our common stock “against the box” made prior to the effective date of the registration statement of which this prospectus is a part with any security covered by this prospectus is a violation of Section 5 of the Securities Act, as set forth in Item 65, Section 5 under Section A, of the Manual of Publicly Available Telephone Interpretations, dated June 1997, compiled by the Office of Chief Counsel, Division of Corporation Finance. Accordingly, each selling stockholder has agreed (on behalf of itself or any person over which it has direct control) not to use any of the securities covered by this prospectus to cover any short sales, hedging or similar transactions with the same economic effect as a short sale, made prior to the effective date of the registration statement. In addition, each selling stockholder has agreed to comply with Regulation M under the federal securities laws.

LEGAL MATTERS

The legality of the issuance of the common stock being offered hereby is being passed upon by Heller Ehrman LLP, San Diego, California.

EXPERTS

Swenson Advisors, LLP, an independent registered public accounting firm, has audited our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2004, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our consolidated financial statements are incorporated by reference in reliance on Swenson Advisors, LLP’s report, given on their authority as experts in accounting and auditing.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The following documents previously filed by us with the Securities and Exchange Commission pursuant to the 1934 Act are hereby incorporated by reference in this prospectus and made a part hereof:

1.	Our Annual Report on Form 10-K for the year ended December 31, 2004;

2.	Our Current Report on Form 8-K filed January 31, 2005;

3.	Our Current Report on Form 8-K filed February 22, 2005;

4.	Our Current Report on Form 8-K filed March 9, 2005;

5.	Our Current Report on Form 8-K filed March 16, 2005;

6.	Our Current Report on Form 8-K filed April 29, 2005; and

7.	The description of our common stock contained in our Registration Statement on Form SB-2, as filed on May 29, 2003 and amended June 12, June 13, June 16, July 25, July 29 and July 30, 2003.

All other documents we file with the Securities and Exchange Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the 1934 Act after the date of this prospectus and prior to the termination of the offering shall be deemed to be incorporated by reference into this prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in any document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as modified or superseded, to constitute a part of this prospectus.

Upon written or oral request, we will provide without charge to each person to whom a copy of the prospectus is delivered a copy of the documents incorporated by reference herein (other than exhibits to such documents unless such exhibits are specifically incorporated by reference herein). You may request a copy of these filings, at no cost, by writing or telephoning us at the following address: Path 1 Network Technologies Inc, 6215 Ferris Square, Suite 140, San Diego, California 92121, Attn: Chief Financial Officer, telephone: (858) 450-4220. We have authorized no one to provide you with any information that differs from that contained in this prospectus. Accordingly, you should not rely on any information that is not contained in this prospectus. You should not assume that the information in this prospectus is accurate as of any date other than the date of the front cover of this prospectus.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the informational requirements of the 1934 Act and in accordance therewith file reports, proxy statements and other information with the Securities and Exchange Commission. Our filings are available to the public over the Internet at the Securities and Exchange Commission’s website at www.sec.gov, as well as at our website at www.path1.com. You may also read and copy, at prescribed rates, any document we file with the Securities and Exchange Commission at the Public Reference Room of the Securities and Exchange Commission located at 450 Fifth Street, N.W., Suite 1024, Washington, D.C. 20549. Please call the Securities and Exchange Commission at (800) SEC-0330 for further information on the Securities and Exchange Commission’s Public Reference Rooms.

* * *

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.	Other Expenses of Issuance and Distribution.

The following table sets forth various expenses in connection with the sale and distribution of the securities being registered. All of the amounts shown are estimates except for the Securities and Exchange Commission Registration Fee.

Securities and Exchange Commission registration fee	$958
Accounting fees	3,500
Legal fees and disbursements	5,000
Miscellaneous	2,000

Total:	$11,458

Item 15.	Indemnification of Officers and Directors.

Section 145 of the Delaware General Corporation Law (the “DGCL”) provides, in effect, that any person made a party to any action by reason of the fact that he or she is or was a director, officer, employee or agent of ours may and, in certain cases, must be indemnified by us against, in the case of a non-derivative action, judgments, fines, amounts paid in settlement and reasonable expenses (including attorneys’ fees) incurred by him or her as a result of such action, and in the case of a derivative action, against expenses (including attorneys’ fees), if in either type of action he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to our best interests. This indemnification does not apply, in a derivative action, to matters as to which it is adjudged that the director, officer, employee or agent is liable to us, unless upon court order it is determined that, despite such adjudication of liability, but in view of all the circumstances of the case, he or she is fairly and reasonably entitled to indemnity for expenses, and, in a non-derivative action, to any criminal proceeding in which such person had reasonable cause to believe his or her conduct was unlawful.

Article 8 of our certificate of incorporation, as amended, provides that no director shall be personally liable to us or our stockholders for damages for breach of fiduciary duty as a director to the fullest extent permitted by the DGCL.

We have entered into Indemnification Agreements with each of our directors and officers, a form of which is filed as an exhibit to our previous filings with the Securities and Exchange Commission. Pursuant to such agreements, we will be obligated, to the extent permitted by applicable law, to indemnify our directors and officers against all expenses, judgments, fines and penalties incurred in connection with the defense or settlement of any actions brought against them by reason of the fact that they were our directors or officers or assumed certain responsibilities at our direction. We also maintain a directors and officers liability insurance policy with a limit of $5 million in order to limit the exposure of our directors and officers to potential liability.

Item 16.	Exhibits.

The following documents are filed herewith (unless otherwise indicated) and made a part of this registration statement.

Exhibit Number	Description of Exhibit
3.4 *	Form of Certificate of Designations of Preferred Stock to be Designated Series B 7% Convertible Preferred Stock

5.1	Opinion of Heller Ehrman LLP

10.84*	Securities Purchase Agreement, dated April 26, 2005

10.85*	Registration Rights Agreement, dated April 26, 2005

10.86*	Form of Warrant to Purchase Shares of Common Stock

10.88	Form of Warrant to Purchase Shares of Common Stock, for Jonathan Hodson-Walker (19,808 warrants), John C. Bowen (9,904 warrants) and Nicolas A. McCoy (9,904 warrants).

23.1	Consent of Heller Ehrman LLP (filed as part of Exhibit 5.1)

23.2	Consent of Swenson Advisors, LLP, Independent Registered Public Accounting Firm

24.1	Power of Attorney (included on signature page)

*	Filed as an exhibit to our Current Report on Form 8-K filed April 29, 2005.

Item 17.	Undertakings.

A. The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement;

(i) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2) That, for the purpose of determining any liability under the Securities Act of 1933 (the “1933 Act”), each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

B. The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the 1933 Act, each filing of the Registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (the “1934 Act”) (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the 1934 Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offering therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

C. Insofar as indemnification for liabilities arising under the 1933 Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under Item 14 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted against the Registrant by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the city of San Diego, State of California, on May 2, 2005.

PATH 1 NETWORK TECHNOLOGIES INC.

By	/s/ JOHN R. ZAVOLI
John R. Zavoli
President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of John R. Zavoli and David W. Houillion as his attorney-in-fact, with the power of substitution, for him in any and all capacities, to sign any amendments to this Registration Statement on Form S-3 and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorney-in-fact, or his/her substitute or substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement on Form S-3 has been signed by the following persons on behalf of the Registrant and in the capacities and on the dates indicated:

Signature	Title	Date

/s/ JOHN R. ZAVOLI John R. Zavoli	President, Chief Executive Officer, Chief Financial Officer, and Secretary (Principal Executive Officer)	May 2, 2005

/s/ DAVID W. HOUILLION David W. Houillion	Chief Accounting Officer (Principal Accounting Officer	May 2, 2005

/s/ FREDERICK A. CARY Frederick A. Cary	Chairman of the Board	May 2, 2005

/s/ JAMES A. BIXBY James A. Bixby	Director	May 2, 2005

/s/ MARK D. BUCKNER Mark D. Buckner	Director	May 2, 2005

/s/ ROBERT B. CLASEN Robert B. Clasen	Director	May 2, 2005

/s/ ROBERT L. PACKER Robert L. Packer	Director	May 2, 2005

PATH 1 NETWORK TECHNOLOGIES, INC.

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
3.4 *	Form of Certificate of Designations of Preferred Stock to be Designated Series B 7% Convertible Preferred Stock

5.1	Opinion of Heller Ehrman LLP

10.84*	Securities Purchase Agreement, dated April 26, 2005

10.85*	Registration Rights Agreement, dated April 26, 2005

10.86*	Form of Warrant to Purchase Shares of Common Stock

10.88	Form of Warrant to Purchase Shares of Common Stock, for Jonathan Hodson-Walker (19,808 warrants), John C. Bowen (9,904 warrants) and Nicolas A. McCoy (9,904 warrants).

23.1	Consent of Heller Ehrman LLP (filed as part of Exhibit 5.1)

23.2	Consent of Swenson Advisors, LLP, Independent Registered Public Accounting Firm

24.1	Power of Attorney (included on signature page)

*	Filed as an exhibit to our Current Report on Form 8-K filed April 29, 2005.